Management's Discussion and Analysis
BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three and six months ended June 30, 2022 provides an update to our annual MD&A dated March 14, 2022 for the fiscal year ended December 31, 2021. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2021 and our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022. Our unaudited condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of August 8, 2022.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F each for the year ended December 31, 2021, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements regarding the orders or demand for our products (including from our HPDI 2.0TM fuel systems), including in China and under our supply agreement with Weichai Westport Inc. ("WWI"), the timing for the launch of WWI's HPDI 2.0 fuel systems engine, the variation of gross margins from our HPDI 2.0 fuel systems product and causes thereof, margin pressure in 2022 and the timing for amelioration of supply chain issues (including those related to semiconductor supply restrictions), opportunities available to sell and supply our products in North America, the impact of the COVID-19 pandemic (including variants thereof) and the supply and effectiveness of vaccines on future performance, earnings, supply, and demand for our products, consumer confidence levels, the recovery of our revenues and the timing thereof, our ability to strengthen our liquidity, growth in our heavy-duty business and improvements in our light-duty original equipment manufacturer ("OEM") business and timing thereof, improved aftermarket revenues, the impact of the Russia-Ukraine conflict on our business, our capital expenditures, our investments, cash and capital requirements, the intentions of our partners and potential customers, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. In addition, the impacts of the COVID-19 pandemic could cause actual results to differ materially from the forward-looking statements contained in this MD&A. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, the impact of the COVID-19 pandemic, the impact of the Russia-Ukraine conflict conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

Management's Discussion and Analysis
SECOND QUARTER 2022 HIGHLIGHTS

•Revenues of $80.0 million, up 1% compared to the same period in 2021 was primarily driven by the full impact of the acquisition of our fuel storage business in June 2021 and increased sales volume of the hydrogen and electronics products partially offset by lower sales volume to Russian customers in the independent aftermarket ("IAM") and OEM businesses from the ongoing Russian-Ukraine conflict, fuel price volatility, and weakening of the Euro against the U.S. dollar. Excluding foreign currency translation total revenues would have increased by 13%.

•Net loss was $11.6 million for the quarter ended June 30, 2022, compared to net income of $17.2 million for the same quarter last year. The second quarter 2021 included two significant one-time items that bolstered earnings, namely the recognition of a $5.9 million bargain purchase gain related to the acquisition of the fuel storage business (Stako sp. zo.o) and a $8.9 million tax recovery recognized for a COVID-19 tax relief ruling from the Government of Italy. Besides these non-recurring items, the decrease in earnings was driven by lower year-over-year gross margins of $5.2 million and the loss of equity income from the termination and sale of the Cummins Westport Inc. ("CWI") joint venture. The prior year quarter had an additional $7.6 million in equity income primarily from CWI.

•Adjusted EBITDA was negative $4.3 million.

•Cash and cash equivalents were $98.2 million at the end of the second quarter 2022. Cash used in operating activities was $16.5 million, due to operating losses of $11.3 million and a build up of working capital. During the second quarter, we also paid down $8.5 million of debt.

•Awarded a program to develop and supply liquid petroleum gas ("LPG") systems for several vehicle applications for a global OEM. The agreement is forecasted to provide €38.0 million in revenue through the end of 2025, with production expected to begin in Q4 2023.

•Received positive market feedback from Westport's Hydrogen HPDI demonstrator truck, on display at the 2022 ACT Expo in Long Beach, California.

BUSINESS OVERVIEW

Westport is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. Our diverse product offerings, sold under a wide range of established global brands, enable the use of a number of alternative fuels in the transportation sector which provide environmental and/or economic advantages as compared to diesel, gasoline, batteries or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including LPG, compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. We supply our products in more than 70 countries through a network of distributors, service providers for the aftermarket and directly to OEMs and Tier 1 and Tier 2 OEM suppliers. We also provide delayed OEM (“DOEM”) offerings and engineering services to our customers and partners globally. Today, our products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.

Management's Discussion and Analysis
The majority of our revenues are generated through the following IAM and OEM businesses:

Independent Aftermarket
We sell systems and components across a wide range of brands, primarily through a global network of distributors that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels, in addition to gasoline.

OEM Businesses
Heavy-duty OEM	We sell systems and components, including HPDI 2.0 fuel system products, to engine OEMs and commercial vehicle OEMs. Our fully integrated HPDI 2.0 fuel systems, enables diesel engines using primarily natural gas fuel to match the power, torque, and fuel economy benefits found in traditional compression ignition engines, resulting in reduced greenhouse gas emissions and the capability to cost-effectively run on renewable fuels.
Delayed OEM	We directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.
Light-duty OEM	We sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.
Electronics	We design, industrialize and assemble electronic control modules.
Hydrogen	We design, develop, produce and sell hydrogen components for transportation and industrial applications. Also, we are adapting our HPDI fuel systems to use hydrogen or hydrogen/natural gas blends in internal combustion engines.
Fuel storage	We manufacture LPG fuel storage solutions and supply fuel storage tanks to the aftermarket, OEM, and other market segments.

HPDI™

Our HPDI™ technology is in the early stage of commercialization in the heavy-duty OEM segment. Meaningful increases in sales volumes are required for the HPDI 2.0 fuel systems business to benefit from economies of scale. Sales volumes with our initial OEM launch partner were comparable year-to-date despite the economic impact of COVID-19 and the related global supply chain challenges, and the headwind to end-customer demand due to uncertainty in the LNG price. We anticipate additional growth in sales volumes in China, the largest market for natural gas powered commercial vehicles. WWI continues to validate the HPDI product in China. We expect a product launch once validation is complete and taking into consideration the rise in and the instability of LNG prices in China over the last several months, which has disrupted the LNG truck market in China.
Russia-Ukraine conflict

We conduct a portion of our light-duty OEM and IAM businesses in Russia by selling our products to numerous OEMs and other IAM customers. This Russian business has been a growing and important market for gaseous fuel systems and components. Due to the Russian invasion of Ukraine in late February 2022, the United States, European Union, Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. Potential consequences of the sanctions that could impact our business in Russia include but are not limited to: (1) limiting and/or banning the use of the SWIFT financial and payment system by Russian entities to buy and pay for our products; (2) devaluation of the Ruble and the related impact on applicable exchange rates to negatively impact the competitiveness of our products; (3) wholly or partially government-owned entities and other entities (e.g. entities who are wholly or partially owned by sanctioned entities or individuals) being potentially limited by sanctions from purchasing our products; and (4) a general deterioration of the Russian economy which may limit the ability for end customers to purchase our products. The sanctions have had a significant impact on our ability to conduct business with our Russian customers due to restrictions caused by ownership and the ability of some Russian customers to pay for goods because of banking restrictions. In addition, recent limitations and restrictions imposed on the export of Russian natural gas have had a significant impact on the price of natural gas (See "Fuel Prices" below). While the full impact of the commercial and economic consequences of the conflict are uncertain at this time, revenues generated in the Russian market were negatively impacted by $6.1 million in the first half of 2022 due to the sanctions. We cannot provide assurance that future developments in the Russian-Ukraine conflict would not continue to have an adverse impact on the ongoing operations and financial condition of our business in Russia.

Management's Discussion and Analysis
RISKS, LONG-TERM PROFITABILITY & LIQUIDITY

Global Supply Chain Challenges and Shortage of Semiconductors

Westport like the rest of the automotive industry are currently experiencing global supply chain challenges to source semiconductors and other inputs to production due to supply shortages. While demand for more climate-friendly vehicles with favorable fuel price economics is growing, the global shortage of semiconductors and raw materials is impacting automotive manufacturing and creating bottlenecks. We expect the global semiconductor supply and raw materials shortage affecting the automotive industry will continue to impact our business for the foreseeable future. We are closely monitoring and making efforts to mitigate the impact of COVID-19 and the global shortage of semiconductors, raw materials and parts on our businesses, however, we do not expect this shortage to impact our long-term growth.

Demand for heavy-duty trucks has increased due to an ongoing need for freight transportation and the growing demand for more climate-friendly vehicles in markets with favorable fuel price economics. Sales of our HPDI 2.0 fuel systems to our OEM launch partner continue to be adversely affected by the impact of the continued volatility in natural gas prices, decreasing end-customer demand.

Further, we are experiencing supply chain challenges and high price inflation sourcing semiconductors, raw materials and parts for our other OEM and IAM businesses. The prolonged supply chain disruption continues to have material impacts on production delays and end-customer demand declines. To prevent interruptions in our production due to shortage of raw materials, we have increased our inventory levels in the first half of 2022.
Fuel Prices

To date, there have been significant increases and continued global gaseous price fluctuations including LNG and CNG but also for liquid fuels including crude oil, diesel, and gasoline, which continue to persist given uncertainty in supply levels and European geopolitical risk due to the Russia-Ukraine conflict. Fuel price increases of gaseous fuels that negatively impact the price differential of gaseous fuels versus diesel and gasoline, may impact our customers' decision to adopt such gaseous fuels as a transportation energy solution in the short-term. Since the fourth quarter of 2021, we continue to observe softness in demand in our heavy-duty and light-duty OEM sales volumes caused by the uncertainty over the elevated prices of CNG and LNG relative to diesel and gasoline in Europe. During the second quarter of 2022, the LPG price differential to gasoline has improved, which is providing some support to increased sales demand in our IAM business.

Long-term Profitability and Liquidity

While we are cautiously optimistic about 2022, the global supply and effectiveness of vaccines, spread of new virus variants and new or continued lockdowns in jurisdictions in which we, or our suppliers or customers, operate may adversely affect customer demand going forward and have a negative impact on our supply chain.

We believe that we have considered all possible impacts of known events arising from the COVID-19 pandemic and the risks discussed above related to supply chain, fuel prices, and the Russian-Ukraine conflict in the preparation of the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022. However, changes in circumstances due to COVID-19 and prolonged impact of these other risks could affect our judgments and estimates associated with our liquidity and other critical accounting assessments.

We continue to generate operating losses and negative cash flows from operating activities primarily due to the lack of scale in our heavy-duty OEM business. Cash used in operating activities was $33.4 million for the six months ended June 30, 2022. Despite the successful monetization of the CWI joint venture's intellectual property and the sale of CWI in the first quarter of 2022, the loss of income from the equity interest in the former CWI business will have a significant near-term impact on our annual cash flows.

As at June 30, 2022, we had cash and cash equivalents of $98.2 million. Although we believe we have sufficient liquidity to continue as a going concern beyond August 2023, the long-term financial sustainability of the Company will depend on our ability to generate sufficient positive cash flows from all of our operations specifically through profitable, sustainable growth and on the ability to finance our long-term strategic objectives and operations. In addition to new customer announcements and entering new markets, the Company is focused on improving profitability through growth in our heavy-duty OEM business driving economies of scale and improvements in our light-duty OEM and IAM businesses, including pricing measures and manufacturing strategies driving margin expansion. If, as a result of future events, we were to determine we were no longer able

Management's Discussion and Analysis
to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying unaudited condensed consolidated interim financial statements and the adjustments could be material.

SECOND QUARTER 2022 RESULTS
Revenues for the three months ended June 30, 2022 increased 1% year-over-year to $80.0 million primarily driven by the additional revenues from the fuel storage business, increased sales volumes in the hydrogen and electronics businesses, offset by lower sales volumes to the Russian market resulting from the impact of sanctions from the ongoing Russian-Ukraine conflict, and softness in demand from higher relative CNG and LNG fuel prices in Europe. The weakening of the Euro against the U.S. dollar also had a significant impact on the translation of the financial results to U.S. dollars.

We reported a net loss of $11.6 million for the three months ended June 30, 2022 compared to net income of $17.2 million for the same quarter last year. The second quarter 2021 included two significant one-time items that bolstered earnings, namely the recognition of a $5.9 million bargain purchase gain related to the acquisition of Stako and a $8.9 million tax recovery recognized for a COVID-19 tax relief ruling from the Government of Italy. Besides these non-recurring items, the decrease in earnings was driven by lower year-over-year gross margins of $5.2 million and the loss of equity income from the termination and sale of the CWI joint venture. The prior year quarter had an additional $7.6 million in equity income primarily from CWI.

Westport reported negative $4.3 million Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA", see "Non-GAAP Measures" section in this MD&A) during the second quarter as compared to $6.2 million Adjusted EBITDA for the same period in 2021.

SELECTED FINANCIAL INFORMATION
The following table sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
(expressed in millions of U.S. dollars, except for per share amounts)
Revenue	$80.0	$79.0	$156.5	$155.4
Gross margin[1]	$10.5	$15.7	$20.4	$28.8
Gross margin %[1]	13%	20%	13%	19%
Income from investments accounted for by the equity method	$0.5	$8.1	$0.8	$14.6
Net income (loss)	$(11.6)	$17.2	$(3.9)	$14.1
Net income (loss) per share - basic and diluted	$(0.07)	$0.11	$(0.02)	$0.09
Weighted average basic shares outstanding	171.2	153.1	171.2	150.2
Weighted average diluted shares outstanding	171.2	156.8	171.2	153.8
EBIT[1]	$(10.8)	$10.2	$(2.2)	$8.6
EBITDA[1]	$(7.7)	$13.9	$4.0	$15.8
Adjusted EBITDA[1]	$(4.3)	$6.2	$(10.4)	$8.9
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
Selected Balance Sheet Data
The following table sets forth a summary of our financial position as at June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
(expressed in millions of United States dollars)
Cash and cash equivalents	$98.2	$124.9
Net working capital[1]	91.0	96.7
Total assets	424.4	471.3
Short-term debt	8.6	13.7
Long-term debt, including current portion	48.0	55.7
Royalty payable, including current portion	5.3	9.9
Other non-current liabilities[1]	30.7	38.6
Total liabilities	195.3	234.9
Shareholders' equity	229.1	236.4
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

RESULTS FROM OPERATIONS

OPERATING SEGMENTS

We manage and report the results of our business through three segments: OEM, IAM, and Corporate as described in the Business Overview. The Corporate business segment is responsible for public company activities, corporate oversight, financing, capital allocation and general administrative duties, such as securing our intellectual property.

	Three Months Ended June 30, 2022
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$54.3	$(5.6)	$2.1	$0.5
IAM	25.7	0.1	0.8	—
Corporate	—	(5.8)	0.1	—
Total Consolidated	$80.0	$(11.3)	$3.1	$0.5

	Three Months Ended June 30, 2021
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$47.4	$(3.4)	$2.0	$0.1
IAM	31.6	1.1	1.6	—
Corporate	—	(1.4)	0.1	8.0
Total Consolidated	$79.0	$(3.7)	$3.7	$8.1

Revenue

OEM
Revenue for the three and six months ended June 30, 2022 was $54.3 million and $106.1 million, respectively, compared with $47.4 million and $90.1 million for the three and six months ended June 30, 2021. The increase in revenue was primarily driven by the additional revenues of $5.1 million and $13.0 million from the acquired fuel storage business for the three and six months ended, respectively, increased sales volumes to OEMs in India of our light-duty OEM products, and increased sales volumes of our electronics and hydrogen products. Our heavy-duty OEM sales volumes decreased 4% year-over-year mainly

Management's Discussion and Analysis
due to the unfavorable fuel price differential between LNG and diesel in Europe. A 13% decrease in the average Euro rate versus the U.S. dollar for the second quarter has partially offset the higher sales volumes period over period.

IAM
Revenue for the three and six months ended June 30, 2022 was $25.7 million and $50.4 million, respectively, compared with $31.6 million and $65.3 million for the three and six months ended June 30, 2021. The decrease in revenue was primarily driven by lower sales volumes to the Russian market due to the ongoing Russia-Ukraine conflict, lower sales volumes to Argentina and Turkey, lower sales to Africa, which in the prior year included a large one-time infrastructure project, and the aforementioned foreign exchange impact.

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2022	2021	$	%	2022	2021	$	%
OEM	$54.3	$47.4	$6.9	15%	$106.1	$90.1	$16.0	18%
IAM	25.7	31.6	(5.9)	(19)%	50.4	65.3	(14.9)	(23)%
Total Revenue	$80.0	$79.0	$1.0	1%	$156.5	$155.4	$1.1	1%

Gross Margin for the three months ended June 30, 2022

OEM
Gross margin decreased by $2.5 million to $4.7 million, or 9% of revenue, for the three months ended June 30, 2022 compared to $7.2 million, or 15% of revenue, for the three months ended June 30, 2021.We saw a decrease in gross margin in our light-duty OEM business due to lower sales volumes to our European OEM customers caused by higher relative CNG fuel prices, which was partially offset by higher sales growth to emerging markets with lower gross margins. Gross margin in our heavy-duty OEM business decreased year-over-year due to the lower comparative sales volumes and a contracted annual price discount to our OEM launch partner in the first quarter 2022. Further, we continued to incur higher production input costs from supply chain challenges and inflation in logistics, utilities and other costs, which we have only partially been able to pass on to our OEM customers. Partially offsetting these pressures, gross margin increased by $1.1 million from the acquired fuel storage business.

IAM
Gross margin decreased by $2.7 million to $5.8 million, or 23% of revenue, for the three months ended June 30, 2022 compared to $8.5 million, or 27% of revenue, for the three months ended June 30, 2021. The decrease in gross margin percentage was primarily driven by lower sales volumes and higher production input costs incurred in materials, transportation, and utility costs caused by the global supply chain shortage and inflation.

(expressed in millions of U.S. dollars)

	Three months ended June 30,	% of	Three months ended June 30,	% of	Change
	2022	Revenue	2021	Revenue	$	%
OEM	$4.7	9%	$7.2	15%	$(2.5)	(35)%
IAM	5.8	23%	8.5	27%	(2.7)	(32)%
Total gross margin	$10.5	13%	$15.7	20%	$(5.2)	(33)%

Gross Margin for the six months ended June 30, 2022

OEM
Gross margin decreased by $2.5 million to $9.7 million, or 9% of revenue, for the six months ended June 30, 2022 compared to $12.2 million, or 14% of revenue, for the six months ended June 30, 2021.

Management's Discussion and Analysis
Gross margin and gross margin percentage from our HPDI 2.0 fuel systems product will vary based on production and sales volumes, levels of development work, successful implementation of initiatives to reduce the cost input materials, and foreign exchange rates. Margin pressure is expected to continue through 2022 as production costs and contracted price discounts with the existing OEM customers are only partially offset by cost reductions of materials until higher scale is achieved. Despite headwinds from higher relative LNG fuel prices to diesel, sales volumes to our initial OEM launch partner for the six months ended were comparable year-over-year. Higher LNG prices are decreasing the demand for LNG trucks and until LNG prices fall relative to diesel prices, we expect that HPDI 2.0 fuel system sales growth to our initial OEM launch partner may be slowed.

IAM
Gross margin decreased by $5.9 million to $10.7 million, or 21% of revenue, for the six months ended June 30, 2022 compared to $16.6 million, or 25% of revenue, for the six months ended June 30, 2021. The decrease in gross margin percentage was primarily driven by lower sales volumes and increased material costs from the global supply chain shortage.

(expressed in millions of U.S. dollars)

	Six months ended June 30, 2022	% of Revenue	Six months ended June 30, 2021	% of Revenue	Change
					$	%
OEM	$9.7	9%	$12.2	14%	$(2.5)	(20)%
IAM	10.7	21%	16.6	25%	(5.9)	(36)%
Total gross margin	$20.4	13%	$28.8	19%	$(8.4)	(29)%

Research and Development Expenses ("R&D")

Our OEM R&D activities continue to focus on the development of next generation HPDI fuel systems technology and demonstrations with potential OEM customers on our HPDI fuel system's hydrogen and natural gas applications. We also continue to direct our R&D investments towards development and improvements to our broad range of gaseous fuel components and fuel systems for OEM and aftermarket applications using LPG, natural gas and hydrogen, including capturing new OEM customer business in Europe, evolving our engine management systems to meet pending updates to emission regulations globally, and continually improving the features, cost and quality of our components and systems.

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2022	2021	$	%	2022	2021	$	%
OEM	$4.1	$5.9	$(1.8)	(31)%	$8.9	$11.3	$(2.4)	(21)%
IAM	1.2	1.6	(0.4)	(25)%	2.3	2.9	(0.6)	(21)%
Total R&D expenses	$5.3	$7.5	$(2.2)	(29)%	$11.2	$14.2	$(3.0)	(21)%

Selling, General and Administrative Expenses ("SG&A")

OEM
SG&A expenses for the three and six months ended June 30, 2022 were $5.6 million and $11.4 million, respectively, compared with $4.2 million and $9.3 million for the three and six months ended June 30, 2021, respectively. The increases of SG&A expenses were primarily driven by additional expenses from our fuel storage business acquired in June 2021, higher compensation costs and travel-related costs, partially offset by the aforementioned foreign exchange impact.

IAM
SG&A expenses for the three and six months ended June 30, 2022 were $4.4 million and $8.2 million, respectively, compared with $5.0 million and $9.6 million for the three and six months ended June 30, 2021, respectively. The decreases of SG&A expenses were primarily driven by the decrease in the average Euro rate to the U.S. dollar period over period.

Management's Discussion and Analysis
Corporate
SG&A expenses for the three and six months ended June 30, 2022 were $2.9 million and $6.2 million, respectively, compared with $3.8 million and $6.3 million for the three and six months ended June 30, 2021. The decrease of SG&A expenses were primarily driven by the 4% decrease in the average Canadian dollar rate versus the U.S. dollar period over period.

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2022	2021	$	%	2022	2021	$	%
OEM	$5.6	$4.2	$1.4	33%	$11.4	$9.3	$2.1	23%
IAM	4.4	5.0	(0.6)	(12)%	8.2	9.6	(1.4)	(15)%
Corporate	2.9	3.8	(0.9)	(24)%	6.2	6.3	(0.1)	(2)%
Total SG&A expenses	$12.9	$13.0	$(0.1)	(1)%	$25.8	$25.2	$0.6	2%

Other significant expense and income items for the three and six months ended June 30, 2022

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and six months ended June 30, 2022, we recognized foreign exchange losses of $2.6 million and $3.3 million, respectively, compared to foreign exchange gains of $2.3 million and $1.6 million for the three and six months ended June 30, 2021, respectively. The foreign exchange losses recognized in the current quarter were primarily driven by unrealized foreign exchange losses that resulted from the translation of U.S. dollar denominated debt in our Canadian legal entities. The Canadian dollar decreased by 3% against the U.S. dollar in the second quarter of 2022 compared to the first quarter.

Depreciation and amortization for the three and six months ended June 30, 2022 was $3.1 million and $6.1 million, compared to $3.7 million and $7.2 million for the three and six months ended June 30, 2021, respectively. The amounts included in cost of revenue for the three and six months ended June 30, 2022 were $2.0 million and $3.9 million, respectively, compared with $2.2 million and $4.2 million for the three and six months ended June 30, 2021.

Interest on long-term debt and amortization of discount
(expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Interest expense on long-term debt	$0.5	$0.8	$1.3	$2.0
Royalty payable accretion expense	0.3	0.5	0.6	1.0
Total interest on long-term debt and accretion on royalty payable	$0.8	$1.3	$1.9	$3.0

The decreases in interest expense on long-term debt for the three months ended June 30, 2022 compared to the prior year period were primarily due to the final conversion of the convertible notes held by Cartesian in the third quarter of 2021. The royalty payable accretion expense has decreased as we continued to make repayments as scheduled.

Income tax expense was $0.1 million and recovery of $0.1 million for the three and six months ended June 30, 2022 compared to income tax recovery of $8.1 million and $7.8 million for the three and six months ended June 30, 2021. The decrease in income tax recovery during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 was primarily driven by the recognition of the tax benefits related to a step up in the tax basis of certain of our Italian assets in the prior year.

Management's Discussion and Analysis
CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents position decreased by $29.4 million during the second quarter of 2022 to $98.2 million from $127.6 million at March 31, 2022 and decreased by $26.7 million during the first six months of 2022 from $124.9 million at December 31, 2021. The decrease in cash during the three months ended June 30, 2022 was primarily driven by the net cash used in our operating activities from a build up of working capital to mitigate supply chain risk, lower than expected demand, and repayment of debt.

Cash Flow from Operating Activities
COVID-19, the Russia-Ukraine conflict, higher natural gas prices, especially in Europe, and global supply chain disruptions had a negative impact on customer demand and materially impacted our business in the first half of 2022. Further, supply chain disruptions and high inflation continue to challenge the automotive industry with rising manufacturer costs causing pressure on gross margin in the near term as we respond with pricing and productivity countermeasures to manage our profitability. See the "Russia-Ukraine Conflict" and "Liquidity and Impact of COVID-19" sections in this MD&A for further discussion. These conditions continue to persist. Consequently, the duration and severity of the impact on future quarters is currently uncertain.
For the three months ended June 30, 2022, our net cash flows used in operating activities were $16.5 million, an increase of $7.8 million from net cash used of $8.7 million in the three months ended June 30, 2021. The increase in cash used in operating activities was primarily driven by an increase in operating working capital, specifically in inventory and accounts receivable. As described earlier, we built up inventory to manage against supply chain risk against shortages of raw materials and components. Further, our inventory levels increased due to lower than expected sales volumes from Russia and other markets and our growing Electronics business. We are taking actions to monetize the existing inventory and optimize our inventory levels.
Cash Flow from Investing Activities
Our net cash from investing activities consisted primarily of purchases of property, plant, and equipment.
For the three months ended June 30, 2022, our net cash used in investing activities was $3.5 million compared to $0.5 million for the three months ended June 30, 2021. The increase in net cash used in investing activities compared to the prior year quarter was primarily driven by increased capital investments of $2.0 million from $3.2 million in the three months ended June 30, 2022 compared to $1.2 million in the three months ended June 30, 2021. Further, in the prior year quarter, we paid $5.9 million to acquire Stako and received dividends of $6.4 million from the CWI joint venture.
Cash Flow from Financing Activities

For the three months ended June 30, 2022, our net cash used in financing activities was $8.5 million compared to net cash from financing activities of $105.7 million for the three months ended June 30, 2021. In the prior year quarter, we received $107.9 million, net of transaction costs, from the marketed public offering.

Management's Discussion and Analysis
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$86.6	$86.6	$86.6	$—	$—	$—
Short-term debt (1)	8.6	8.6	8.6	—	—	—
Long-term debt, principal, (2)	47.8	44.4	8.0	23.8	12.7	—
Long-term debt, interest (2)	—	9.4	4.6	4.2	0.6	—
Long-term royalty payable (3)	5.3	8.3	1.3	7.0	—	—
Operating lease obligations (4)	24.3	28.4	3.9	6.6	2.2	15.8
	$172.6	$185.7	$113.0	$41.6	$15.5	$15.8

Notes

(1) For details of our short-term debt, see note 11 in the unaudited condensed consolidated interim financial statements.

(2) For details of our long-term debt, principal and interest, see note 12 in the unaudited condensed consolidated interim financial statements.

(3) For additional information on the long-term royalty payable, see note 13 of the unaudited condensed consolidated interim financial statements.

(4) For additional information on operating lease obligations, see note 10 of the unaudited condensed consolidated interim financial statements.

SHARES OUTSTANDING

For the three months ended June 30, 2022 and June 30, 2021, the weighted average number of shares used in calculating the basic income (loss) per share was 171,198,939 and 153,149,575, respectively. For the three months ended June 30, 2022 and June 30, 2021, the weighted average number of shares used in calculating the diluted income per share was 171,198,939 and 156,791,634, respectively. The Common Shares and Share Units (comprising of performance share units and restricted share units) outstanding and exercisable as at the following dates are shown below:

	June 30, 2022	August 8, 2022
	Number	Number

Common Shares outstanding	171,219,038	171,219,038
Share Units
Outstanding	3,948,806	3,937,848
Exercisable	37,214	37,214

Management's Discussion and Analysis
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our unaudited condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, warranty liability, revenue recognition, inventories and property, plant and equipment. The application of these and other accounting policies are described in note 3 of our annual consolidated financial statements and our MD&A, for the year ended December 31, 2021, filed on March 14, 2022. Actual amounts may vary significantly from estimates used. There have been no significant changes in accounting policies applied to the June 30, 2022 unaudited condensed consolidated interim financial statements and we do not expect to adopt any significant changes at this time.

We believe that we have taken into account all the possible impacts of known events arising from the COVID-19 pandemic in the preparation of our consolidated financial statements. However, changes in circumstances due to the COVID-19 pandemic could impact our judgments and estimates associated with our liquidity and going concern assessment, and other critical accounting assessments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As discussed in the annual MD&A, we limited the scope of the design of our disclosure controls and procedures and internal controls over financial reporting evaluation to exclude Stako. While we believe the existing controls in place at Stako are sufficient to detect and prevent a material misstatement, we are in the process of implementing new controls and improving existing controls at Stako to conform with the operating controls in other subsidiaries.

Management's Discussion and Analysis
SUMMARY OF QUARTERLY RESULTS
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, gain or loss from acquisitions, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.
The following table provides summary unaudited consolidated financial data for the past year as comparison :
Selected Consolidated Quarterly Operations Data

	Three months ended				FY	Three months ended		YTD
Three months ended	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Dec-21	31-Mar-22	30-Jun-22	30-Jun-22
(expressed in millions of United States dollars except for per share amounts)			(1)			(2)
Total revenue	$76.4	$79.0	$74.3	$82.7	$312.4	$76.5	$80.0	$156.5
Cost of revenue	$63.4	$63.3	$64.2	$73.4	$264.3	$66.6	$69.5	$136.1
Gross margin[3]	$13.0	$15.7	$10.1	$9.3	$48.1	$9.9	$10.5	$20.4
Gross margin percentage[3]	17.0%	19.9%	13.6%	11.2%	15.4%	12.9%	13.1%	13.0%
Income from investments accounted for by the equity method	$6.6	$8.1	$4.1	$14.9	$33.7	$0.3	$0.5	$0.8
Net income (loss)	$(3.1)	$17.2	$(5.8)	$5.4	$13.7	$7.7	$(11.6)	$(3.9)
EBITDA[3]	$1.9	$13.9	$(1.2)	$8.4	$23.0	$11.7	$(7.7)	$4.0
Adjusted EBITDA[3]	$2.7	$6.2	$(1.4)	$10.0	$17.5	$(6.1)	$(4.3)	$(10.4)
U.S. dollar to Euro average exchange rate	0.83	0.83	0.85	0.87	0.85	0.89	0.94	0.91
U.S. dollar to Canadian dollar average exchange rate	1.27	1.23	1.26	1.26	1.25	1.27	1.28	1.27
Earnings (loss) per share
Basic	$(0.02)	$0.11	$(0.03)	$0.03	$0.09	$0.05	$(0.07)	$(0.02)
Diluted	$(0.02)	$0.11	$(0.03)	$0.02	$0.08	$0.04	$(0.06)	$(0.02)

Notes

(1) During the second quarter of 2021, we recorded a $5.9 million bargain purchase gain from the acquisition of Stako.

(2) During the first quarter of 2022, we recorded a $19.1 million gain on sale of investment from the sale of our interest in CWI and the monetization of the related intellectual property.

(3) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
Non-GAAP Measures:

We have included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by us internally to measure operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other companies may calculate gross margin, gross margin as a percentage of revenue, net working capital, and non-current liabilities differently.

Three months ended	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22	30-Jun-22
Revenue	$76.4	$79.0	$74.3	$82.7	$76.5	$80.0
Less: Cost of revenue	63.4	63.3	64.2	73.4	66.6	69.5
Gross margin	13.0	15.7	10.1	9.3	9.9	10.5
Gross margin %	17.0%	19.9%	13.6%	11.2%	12.9%	13.1%

	June 30, 2022	December 31, 2021
(expressed in millions of U.S. dollars)
Accounts receivable	$98.0	$101.5
Inventories	88.7	83.1
Prepaid expenses	7.0	7.0
Assets held for sale	—	22.0
Accounts payable and accrued liabilities	(86.6)	(99.2)
Current portion of operating lease liabilities	(3.9)	(4.2)
Current portion of warranty liability	(12.3)	(13.5)
Net working capital	$90.9	$96.7

	June 30, 2022	December 31, 2021
(expressed in millions of U.S. dollars)
Total liabilities	$195.3	$234.9
Less:
Total current liabilities	123.4	146.5
Long-term debt	37.2	45.1
Long-term royalty payable	4.0	4.7
Other non-current liabilities	$30.7	$38.6

Management's Discussion and Analysis
EBIT, EBITDA and Adjusted EBITDA
Our unaudited condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP. These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport and certain investors use EBIT, EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.
EBIT, EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBIT, EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Westport defines EBIT as income or loss before taxes adjusted for net interest expense. Westport defines EBITDA as EBIT adjusted for depreciation and amortization. Westport defines Adjusted EBITDA as EBITDA from operations adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments. Other companies may calculate EBIT, EBITDA and Adjusted EBITDA differently.

EBIT and EBITDA

Three months ended	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22	30-Jun-22
Income (loss) before income taxes	$(2.8)	$9.1	$(5.4)	$4.6	$7.6	$(11.5)
Interest expense, net (1)	1.2	1.1	0.9	0.3	1.0	0.7
EBIT	(1.6)	10.2	(4.5)	4.9	8.6	(10.8)
Depreciation and amortization	3.5	3.7	3.3	3.5	3.1	3.1
EBITDA	$1.9	$13.9	$(1.2)	$8.4	$11.7	$(7.7)
Notes

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and accretion of royalty payables.

Adjusted EBITDA

Three months ended	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22	30-Jun-22
EBITDA	$1.9	$13.9	$(1.2)	$8.4	$11.7	$(7.7)
Stock based compensation	0.1	0.5	0.7	0.6	0.5	0.9
Unrealized foreign exchange (gain) loss	0.7	(2.3)	(0.9)	0.5	0.8	2.5
Asset impairment	—	—	—	0.5	—	—
Bargain purchase gain	—	(5.9)	—	—	—	—
(Gain) loss on sale of investment	—	—	—	—	(19.1)	—
Adjusted EBITDA	$2.7	$6.2	$(1.4)	$10.0	$(6.1)	$(4.3)